April 1, 2020

Stephanie M. Risk-McElroy
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm St.
Kimball, Nebraska 69145

       Re: George Risk Industries, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2019
           Filed August 13, 2019
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended April 30,
2019
           Filed March 25, 2020
           File No. 000-05378

Dear Ms. Risk-McElroy:

       We have reviewed the amendments to your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 4, 2020 letter.

Amendment No 1 to Form 10-K for the Fiscal Year Ended April 30, 2019

Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note changes to Notes 3, 6, 8 and 13, and the emphasis of a matter paragraph that references Note 13. However, the audit report is dual dated as of "August 13, 2019, except for Note 3, for which the date is March 23, 2020." Please further amend the Form
      10-K to have your auditors include an audit report that is correctly dated to reflect their audit of the restated financial statements. Refer to PCAOB Auditing Standard 3110.
 Stephanie M. Risk-McElroy
FirstName LastNameStephanie M. Risk-McElroy
George Risk Industries, Inc.
Comapany NameGeorge Risk Industries, Inc.
April 1, 2020
Page 1,
April 2 2020 Page 2
FirstName LastName
Notes to Financial Statements
8. Income Taxes, page F-21

2. Please revise the reconciliation of income taxes with Federal and State taxable income to foot correctly.
13. Correction of Previously Issued Financial Statements, page F-25

3. We note that you adopted ASU 2016-01 as of May 1, 2018 but that you recorded the one-
         time adjustment to retained earnings to reclassify the accumulated other comprehensive gain related to unrealized gains on equity securities as of April 30, 2019. Further, we note from your amended Forms 10-Q that no changes were made to your fiscal year 2019 interim financial statements. Please address the following:

              Provide us with your supporting calculation of the $2,424,000 adjustment to Other comprehensive income and retained earnings as a result of the adoption of ASU
              2016-01 and explain how the amount reconciles to the net unrealized gains disclosed in the tables in Note 3.
              Explain to us how you have complied with the adoption guidance in ASU 2016-01 which states that an entity should apply the amendments by means of a cumulative-
              effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, or revise to comply.
              Tell us how you applied the accounting guidance in ASU 2016-01 during the interim periods in the fiscal year beginning May 1, 2018 and ending April 30, 2019, or revise to apply the guidance.
4. Further amend the filing to comply fully with the requirements of ASC 250-10-50-07 through 10 in presenting the restated financial statements and related disclosure.
         Please address the following:

              Label all changed columns or captions to your primary financial statements as well as to the notes to financial statements "As Restated."
              State clearly in this note that your previously issued financial statements have been restated.
              Disclose the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented. Refer to the examples in
              ASC 250-10-50-55 for further guidance.
              Disclose the cumulative effect of the correction on retained earnings or other appropriate components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented.

         This comment also applies to your Forms 10-Q for the quarterly periods ended July 31,
         2019 and October 31, 2019.
 Stephanie M. Risk-McElroy
George Risk Industries, Inc.
April 1, 2020
Page 3
5. Revise the filing to present all earnings per share amounts to the nearest cent (i.e., only two decimal points) so as not to imply a greater level of precision than exits.
      You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameStephanie M. Risk-McElroy                     Sincerely,
Comapany NameGeorge Risk Industries, Inc.
                                                                Division of
Corporation Finance
April 1, 2020 Page 3                                            Office of
Manufacturing
FirstName LastName